Condensed Interim Consolidated Financial Statements
For the Three and Nine Months Ended September 30, 2014

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
(Stated in thousands of U.S. dollars except shares and per share data)
(unaudited)

	Notes	For the three months ended September 30,		For the nine months ended September 30,
		2014	2013	2014	2013

Revenue		$77,758	$118,159	$242,329	$371,762
Cost of sales excluding depreciation and amortization	14	70,774	91,294	233,502	288,591
Depreciation and amortization		6,271	9,819	18,069	50,293
Mine operating margin/(loss)		713	17,046	(9,242)	32,878

Other expenses/(income)
Exploration expense		61	242	327	1,517
General and administrative		3,722	4,659	13,548	16,417
Property holding costs		—	—	—	7,018
Finance expense, net	15	2,215	3,148	5,528	7,003
Other income		(622)	(1,356)	(788)	(632)
(Gain)/loss on fair value of 5% Convertible Debentures	4	(5,743)	1,182	2,039	(50,343)
Impairment charges	19	—	—	—	195,920
Income/(loss) before tax		1,080	9,171	(29,896)	(144,022)
Income tax (recovery)/expense	7	(85)	4,631	—	(10,813)
Net income/(loss)		$1,165	$4,540	$(29,896)	$(133,209)
Net (loss)/income attributable to non-controlling interest		(1,428)	1,033	(4,972)	(15,893)
Net income/(loss) attributable to Golden Star shareholders		$2,593	$3,507	$(24,924)	$(117,316)

Net income/(loss) per share attributable to Golden Star shareholders
Basic and diluted	13	$0.01	$0.01	$(0.10)	$(0.45)
Weighted average shares outstanding-basic (millions)		259.4	259.1	259.3	259.1
Weighted average shares outstanding-diluted (millions)		261.2	260.1	259.3	259.1
The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
(Stated in thousands of U.S. dollars)
(unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
	2014	2013	2014	2013

OTHER COMPREHENSIVE INCOME/(LOSS)
Net income/(loss)	$1,165	$4,540	$(29,896)	$(133,209)
Unrealized gain/(loss) on investments, net of taxes	—	1,577	—	(7,626)
Transferred to net (loss)/income, net of taxes	—	(1,577)	—	1,370
Comprehensive income/(loss)	1,165	4,540	(29,896)	(139,465)
Comprehensive (loss)/income attributable to non-controlling interest	(1,428)	1,033	(4,972)	(15,893)
Comprehensive income/(loss) attributable to Golden Star shareholders	$2,593	$3,507	$(24,924)	$(123,572)
The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Stated in thousands of U.S. dollars)
(unaudited)

		As of	As of
		September 30,	December 31,
	Notes	2014	2013

ASSETS
CURRENT ASSETS
Cash and cash equivalents		$36,030	$65,551
Accounts receivable		12,369	8,200
Inventories	5	69,839	67,725
Prepaids and other		4,821	6,852
Total Current Assets		123,059	148,328
RESTRICTED CASH		2,034	2,029
MINING INTERESTS	6	170,661	165,193
EXPLORATION AND EVALUATION ASSETS		9,747	9,747
INTANGIBLE ASSETS		208	446
Total Assets		$305,709	$325,743

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	8	$115,248	$108,983
Current portion of rehabilitation provisions	9	4,600	7,783
Current tax liability		2,254	9,506
Current portion of long term debt	10	14,521	10,855
Total Current Liabilities		136,623	137,127
LONG TERM DEBT	10	89,518	83,387
REHABILITATION PROVISIONS	9	80,605	78,527
Total Liabilities		306,746	299,041

SHAREHOLDERS' EQUITY
SHARE CAPITAL
First preferred shares, without par value, unlimited shares authorized. No shares issued and outstanding		—	—
Common shares, without par value, unlimited shares authorized		695,266	694,906
CONTRIBUTED SURPLUS		31,143	29,346
DEFICIT		(677,468)	(652,544)
Total Golden Star Equity		48,941	71,708
NON-CONTROLLING INTEREST		(49,978)	(45,006)
Total Equity		(1,037)	26,702
Total Liabilities and Shareholders' Equity		$305,709	$325,743
The accompanying notes are an integral part of the condensed interim consolidated financial statements.

Signed on behalf of the Board,

"Timothy C. Baker"                            "William L. Yeates"
Timothy C. Baker, Director                        William L. Yeates, Director

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in thousands of U.S. dollars)
(unaudited)

		For the three months ended September 30,		For the nine months ended September 30,
	Notes	2014	2013	2014	2013

OPERATING ACTIVITIES:
Net income/(loss)		$1,165	$4,540	$(29,896)	$(133,209)
Reconciliation of net income/(loss) to net cash (used in)/provided by operating activities:
Depreciation and amortization		6,278	9,827	18,107	50,333
Gain on sale of assets		—	(1,338)	—	(319)
Impairment charges		—	—	—	195,920
Loss on retirement of asset		71	—	141	—
Share-based compensation	12	321	721	2,189	2,600
Deferred income tax recovery	7	(85)	(84)	—	(33,086)
(Gain)/loss on fair value of 5% Convertible Debentures	4	(5,743)	1,182	2,039	(50,343)
Accretion of rehabilitation provisions		436	148	1,309	444
Amortization of deferred financing fees		62	41	186	41
Reclamation expenditures		(1,608)	(2,179)	(3,146)	(4,919)
Other		477	—	477	—
Changes in working capital	18	(2,283)	7,330	6,689	34,185
Net cash (used in)/provided by operating activities		(909)	20,188	(1,905)	61,647
INVESTING ACTIVITIES:
Additions to mining properties		(4,496)	(10,797)	(21,721)	(55,459)
Additions to plant and equipment		(1,456)	(12,654)	(2,715)	(24,677)
Additions to exploration and evaluation assets		—	—	—	(218)
Change in accounts payable and deposits on mine equipment and material		2,526	(2,800)	(4,783)	(10,135)
Proceeds from sale of assets		—	7,194	—	7,266
Other investing activities		—	—	(5)	—
Net cash used in investing activities		(3,426)	(19,057)	(29,224)	(83,223)
FINANCING ACTIVITIES:
Principal payments on debt		(3,047)	(2,010)	(8,392)	(5,641)
Proceeds from debt agreements		—	14,819	10,000	14,819
Exercise of options		—	—	—	152
Net cash (used in)/provided by financing activities		(3,047)	12,809	1,608	9,330
(Decrease)/increase in cash and cash equivalents		(7,382)	13,940	(29,521)	(12,246)
Cash and cash equivalents, beginning of period		43,412	52,698	65,551	78,884
Cash and cash equivalents, end of period		$36,030	$66,638	$36,030	$66,638
See Note 18 for supplemental cash flow information.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Stated in thousands of U.S. dollars except share data)
(unaudited)

	Number of Common Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income/(Loss)	Deficit	Non-Controlling Interest	Total Shareholders' Equity

Balance at December 31, 2012	259,015,970	$694,652	$26,304	$6,256	$(386,652)	$(12,384)	$328,176
Shares issued under options	90,000	254	(102)	—	—	—	152
Options granted net of forfeitures	—	—	2,047	—	—	—	2,047
DSU's granted	—	—	553	—	—	—	553
Unrealized loss on investments	—	—	—	(7,626)	—	—	(7,626)
Transferred to net loss, net of taxes	—	—	—	1,370	—	—	1,370
Net loss	—	—	—	—	(117,316)	(15,893)	(133,209)
Balance at September 30, 2013	259,105,970	$694,906	$28,802	$—	$(503,968)	$(28,277)	$191,463

Balance at December 31, 2013	259,105,970	$694,906	$29,346	$—	$(652,544)	$(45,006)	$26,702
Shares issued under DSU's	384,113	360	(360)	—	—	—	—
Options granted net of forfeitures	—	—	1,748	—	—	—	1,748
DSU's granted	—	—	409	—	—	—	409
Net loss	—	—	—	—	(24,924)	(4,972)	(29,896)
Balance at September 30, 2014	259,490,083	$695,266	$31,143	$—	$(677,468)	$(49,978)	$(1,037)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014
(All currency amounts in tables are in thousands of U.S. dollars unless noted otherwise)
(unaudited)
1. NATURE OF OPERATIONS
Golden Star Resources Ltd. ("Golden Star" or "the Company" or "we" or "our") is a Canadian federally-incorporated, international gold mining and exploration company headquartered in Toronto, Canada. The Company's shares are listed on the Toronto Stock Exchange (the "TSX") under the symbol GSC, the New York Stock Exchange (the "NYSE MKT") under the symbol GSS and the Ghana stock exchange under the symbol GSR. The Company's registered office is located at 150 King Street West, Sun Life Financial Tower, Suite 1200, Toronto, Ontario, M5H 1J9, Canada.
Through a 90% owned subsidiary, Golden Star (Wassa) Limited, we own and operate the Wassa open-pit gold mine and a carbon-in-leach ("CIL") processing plant (collectively, “Wassa”), located approximately 35 kilometers from the town of Bogoso, Ghana. Through our 90% owned subsidiary Golden Star (Bogoso/Prestea) Limited, we own and operate the Bogoso gold mining and processing operation (“Bogoso”) located near the town of Bogoso, Ghana. Golden Star also has a 90% interest in the Prestea Underground mine in Ghana. We hold interests in several gold exploration projects in Ghana and other parts of West Africa, and in South America we hold and manage exploration properties in Brazil.
2. BASIS OF PRESENTATION
Statement of compliance
The unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) including International Accounting Standard 34 Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2013, which have been prepared in accordance with IFRS as issued by the IASB. The accounting policies and methods of application adopted are consistent with those disclosed in Note 3 of the Company’s consolidated financial statements for the year ended December 31, 2013, except for the changes in accounting policies as described in Note 3 below.
These condensed interim consolidated financial statements were approved by the board of directors of the Company on November 5, 2014.
Basis of presentation
These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries, whether owned directly or indirectly. The financial statements of the subsidiaries are prepared for the same period as the Company using consistent accounting policies. All inter-company balances and transactions have been eliminated. Subsidiaries are entities controlled by the Company. Non-controlling interests in the net assets of consolidated subsidiaries are a separate component of the Company's equity.
These condensed interim consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and discharge of all liabilities in the normal course of business. The functional currency of all consolidated subsidiaries is the U.S. dollar. All values are rounded to the nearest thousand, unless otherwise stated.
The condensed interim consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments which are measured at fair value through profit or loss.
3. CHANGES IN ACCOUNTING POLICIES
The Company has adopted the following new and revised standards, effective January 1, 2014. These changes were made in accordance with the applicable transitional provisions.
IFRIC 21 Accounting for levies imposed by government clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. The adoption of this interpretation did not result in any impact to the Company’s financial statements.
IAS 32 Financial instruments: presentation was amended to clarify the requirement for offsetting of financial assets and financial liabilities. The adoption of this amendment did not result in any impact to the Company’s financial statements.

IAS 36 Impairment of assets was amended to remove the requirement of disclosing recoverable amount when a cash generating unit ("CGU") contains goodwill or indefinite lived intangible assets but there has been no impairment. This amendment also requires additional disclosure of recoverable amounts of an asset of CGU when an impairment loss has been recognized or reversed; and detailed disclosure of how the fair value less costs of disposal has been measured when an impairment loss has been recognized or reversed. The adoption of this amendment did not result in any impact to the Company’s financial statements.
IAS 39 Financial instruments: Recognition and measurement was amended to provide relief from discontinuing hedge accounting when novation of a hedge instrument to a central counterparty meets specified criteria. The adoption of this amendment did not result in any impact to the company’s financial statements.
Standards, interpretations and amendments not yet effective
IFRS 15 Revenue from contracts with customers supersedes IAS 18, Revenue, IAS 11, Construction Contracts and related interpretations. This standard is effective for first interim periods within years beginning on or after January 1, 2017. The Company is still assessing the impact of this standard.
IFRS 9 Financial Instruments, issued in November 2009 replaces IAS 39, Financial Instruments: Recognition & Measurement. IFRS 9 introduces new requirements for classification, measurement and impairment of financial assets and hedge accounting. IFRS 9 establishes two primary measurement categories for financial assets: (i) amortized cost, and (ii) fair value; establishes criteria for classification of financial assets within the measurement category based on business model and cash flow characteristics; and eliminates existing held for trading, held to maturity, available for sale, loans and receivable and other financial liabilities categories. IFRS 9 was originally issued in November 2009, reissued in October 2010, amended in November 2013 and completed in July 2014. IFRS 9 is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Company is still assessing the impact of this standard.
4. FINANCIAL INSTRUMENTS
The following tables illustrate the classification of the Company's recurring fair value measurements for financial instruments within the fair value hierarchy and their carrying values and fair values as at September 30, 2014 and December 31, 2013:

		September 30, 2014		December 31, 2013
	Level	Carrying value	Fair value	Carrying value	Fair value
Financial Liabilities
Fair value through profit or loss
5% Convertible Debentures	3	$49,347	$49,347	$47,308	$47,308
There were no non-recurring fair value measurements of financial instruments as at September 30, 2014.
The three levels of the fair value hierarchy are:
Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3 - Inputs that are not based on observable market data.
The Company's policy is to recognize transfers into and transfers out of the fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. During the nine months ended September 30, 2014, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.
The Company's finance department is responsible for performing the valuation of financial instruments, including Level 3 fair values. The valuation processes and results are reviewed and approved by the Executive Vice President and Chief Financial Officer at least once every quarter, in line with the Company's quarterly reporting dates. Valuation results are discussed with the Audit Committee as part of its quarterly review of the Company's consolidated financial statements.

The valuation techniques that are used to measure fair value are as follows:
5% Convertible Debentures
The debt component of the 5% Convertible Debentures is valued based on discounted cash flows and the conversion feature is valued based on a Black-Scholes model. The risk free interest rate used in the fair value computation is the interest rate on US treasury bills with maturity similar to the remaining life of the 5% Convertible Debentures. The discount rate used is determined by adding our risk premium to the risk free interest rate. A market-based volatility rate has been applied to the fair value computation. Inputs used to determine the fair value on September 30, 2014 and December 31, 2013 were as follows:

	September 30, 2014	December 31, 2013
5% Convertible Debentures
Risk free interest rate	1.1%	1.3%
Risk premium	21.9%	21.0%
Volatility	40.0%	40.0%
Remaining life (years)	2.7	3.4
The following table presents the changes in the Level 3 investments for the nine months ended September 30, 2014:

Fair value
Balance, December 31, 2013	$47,308
Loss in the period included in earnings	2,039
Balance, September 30, 2014	$49,347
If the risk premium increases by 5%, the fair value of the 5% Convertible Debentures and the related gain in the consolidated statement of operations would increase by $5.7 million for the three months ended September 30, 2014. In general, an increase in risk premium would increase the gain on fair value of the 5% Convertible Debentures.
5. INVENTORIES
Inventories include the following components:

	As of	As of
	September 30,	December 31,
	2014	2013
Stockpiled ore	$18,103	$10,389
In-process	8,507	9,926
Materials and supplies	43,229	47,410
Total	$69,839	$67,725
The cost of inventories expensed for the three and nine months ended September 30, 2014 was $66.9 million and $221.4 million, respectively. For the comparable prior periods in 2013, the amounts were $85.4 million and $270.0 million, respectively.
The net realizable value inventory write-downs for the three and nine months ended September 30, 2014 were $0.6 million and $2.0 million, respectively. For the comparable periods in 2013, the amounts were nil and $8.7 million, respectively.

6. MINING INTERESTS
The following table shows the breakdown of the cost, accumulated depreciation and net book value of plant and equipment, and mining properties:

	Plant and equipment	Mining properties	Construction in progress	Total
Cost
As of December 31, 2013	$454,070	$679,260	$45,195	$1,178,525
Additions	2,715	21,721	—	24,436
Transfers	3,142	1,466	(4,608)	—
Change in rehabilitation provision estimate	—	732	—	732
Disposals and other	(4,453)	—	(22)	(4,475)
As of September 30, 2014	$455,474	$703,179	$40,565	$1,199,218

Accumulated depreciation
As of December 31, 2013	$382,961	$630,371	$—	$1,013,332
Depreciation and amortization	14,627	4,302	—	18,929
Disposals and other	(3,704)	—	—	(3,704)
As of September 30, 2014	$393,884	$634,673	$—	$1,028,557

Carrying amount
As of December 31, 2013	$71,109	$48,889	$45,195	$165,193
As of September 30, 2014	$61,590	$68,506	$40,565	$170,661
As at September 30, 2014, equipment under finance leases had net carrying amounts of $2.9 million. The total minimum lease payments are disclosed in Note 10 - Debt.
There was no interest capitalized to plant and equipment and mining properties in the periods shown above. No depreciation is charged to construction in progress assets.
7. INCOME TAXES
Income tax expense is recognized based on management's estimate of the weighted average annual income tax rate expected for the full financial year. The provision for income taxes includes the following components:

	For the three months ended September 30,		For the nine months ended September 30,
	2014	2013	2014	2013
Current expense:
Canada	$—	$—	$—	$—
Foreign	—	4,715	—	22,273
Deferred tax recovery:
Canada	—	—	—	—
Foreign	(85)	(84)	—	(33,086)
Income tax (recovery)/expense	$(85)	$4,631	$—	$(10,813)

8. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Accounts payable and accrued liabilities include the following components:

	As of	As of
	September 30,	December 31,
	2014	2013
Trade and other payables	$65,420	$61,188
Accrued liabilities	43,044	41,352
Payroll related liabilities	6,784	6,443
Total	$115,248	$108,983
9. REHABILITATION PROVISIONS
At September 30, 2014, the total undiscounted amount of the estimated future cash needs was estimated to be $93.0 million. A discount rate of 2% was used to value the rehabilitation provisions. The changes in the carrying amount of the rehabilitation provisions are as follows:

	For the nine months ended September 30,	For the year ended December 31,
	2014	2013
Beginning balance	$86,310	$63,319
Accretion of rehabilitation provisions	1,309	592
Changes in estimates	732	28,056
Cost of reclamation work performed	(3,146)	(5,657)
Balance at the end of the period	$85,205	$86,310

Current portion	$4,600	$7,783
Long term portion	80,605	78,527
Total	$85,205	$86,310
10. DEBT
The following table displays the components of our current and long term debt instruments:

	As of	As of
	September 30,	December 31,
	2014	2013
Current debt:
Equipment financing credit facility	$4,566	$5,218
Ecobank Loan I net of loan fees	9,020	4,752
Finance leases	935	885
Total current debt	$14,521	$10,855
Long term debt:
Equipment financing credit facility	$4,955	$8,150
Ecobank Loan I net of loan fees	26,097	24,101
Finance leases	3,155	3,828
5% Convertible Debentures at fair value (see Note 4)	49,347	47,308
Other long term liabilities	5,964	—
Total long term debt	$89,518	$83,387

Schedule of payments on outstanding debt as of September 30, 2014:

	Three months ending December 31,
	2014	2015	2016	2017	2018	Maturity
Equipment financing loans
Principal	$1,371	$4,317	$2,761	$931	$141	2013 to 2018
Interest	151	417	180	34	4

Ecobank Loan I
Principal	2,842	9,020	9,020	9,020	6,176	2018
Interest	836	2,798	1,958	1,107	267

Finance leases
Principal	262	948	1,016	1,088	776	2018
Interest	70	239	172	100	24

5% Convertible Debentures
Principal	—	—	—	77,490	—	June 1, 2017
Interest	1,943	3,875	3,875	1,937	—

Other long term liabilities	—	5,964	—	—	—	N/A
Total	$7,475	$27,578	$18,982	$91,707	$7,388
Ecobank Loans
Ecobank loan I
In 2013, the Company through its subsidiary Golden Star (Wassa) Limited closed a $50 million secured Medium Term Loan Facility ("Ecobank Loan I") with Ecobank Ghana Limited and had subsequently drawn down $40 million of the facility. The loan has a term of 60 months from the date of initial drawing and is secured by, among other things, Wassa's existing plant, machinery and equipment. The interest rate is three month LIBOR plus 9% per annum, payable monthly in arrears. Principal amounts are payable quarterly in arrears.
Ecobank loan II
During the quarter, the Company through its subsidiary Golden Star (Wassa) Limited signed a commitment letter with Ecobank Ghana Limited regarding an additional $25 million secured Medium Term Loan Facility ("Ecobank Loan II"). Drawdowns under the loan will be available to finance the development of a potential underground mine at Wassa.  This additional $25 million loan has a term of 60 months from the date of initial drawdown and is secured by, among other things, Wassa's existing plant, machinery and equipment. The interest rate on the loan is three month LIBOR plus 11%, per annum, payable monthly in arrears beginning a month following the initial drawdown. Payment of principal commences six months following the initial drawdown and is thereafter payable quarterly in arrears. The Company will be required to adhere to certain financial covenants from the end of 2016. The Company has twelve months to make drawdowns on the loan. At September 30, 2014, the Company has not made any drawdown.
11. COMMITMENTS AND CONTINGENCIES
The Company has capital commitments of $1.8 million, all of which are expected to be incurred within the next three months.

12. SHARE-BASED COMPENSATION
Non-cash employee compensation expenses recognized in general and administrative expense in the statements of operations are as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2014	2013	2014	2013
Share-based compensation	$321	$721	$2,189	$2,600
Share options
The fair value of option grants is estimated at the grant dates using the Black-Scholes option-pricing model. Fair values of options granted during the nine months ended September 30, 2014 and 2013 were based on the weighted average assumptions noted in the following table:

	For the nine months ended September 30,
	2014	2013
Expected volatility	77.85%	59.20%
Risk-free interest rate	1.43%	0.46%
Expected lives	6.01 years	4.55 years
Dividend yield	0%	0%
The weighted average fair value per option granted during the nine months ended September 30, 2014 was $0.57 (nine months ended September 30, 2013 - $0.79). As at September 30, 2014, there was $1.1 million of share-based compensation expense (September 30, 2013 - $1.4 million) relating to the Company's share options to be recorded in future periods.
A summary of option activity under the Company's Stock Option Plan during the nine months ended September 30, 2014 are as follows:

	Options (‘000)	Weighted– Average Exercise price (Cdn$)	Weighted– Average Remaining Contractual Term (Years)
Outstanding as of December 31, 2013	12,848	2.45	5.5
Granted	3,975	0.86	9.4
Forfeited	(441)	1.15	—
Expired	(802)	3.25	—
Outstanding as of September 30, 2014	15,580	2.04	5.8

Exercisable as of December 31, 2013	9,046	2.70	5.4
Exercisable as of September 30, 2014	11,268	2.35	5.1
Share Bonus Plan
There were no bonus shares issued during the nine months ended September 30, 2014.
Deferred share units ("DSUs")
For the three and nine months ended September 30, 2014, the DSUs that were granted vested immediately and a compensation expense of $0.1 million and $0.4 million, respectively, was recognized for these grants (three and nine months ended September 30, 2013 - $0.2 million and $0.6 million, respectively). As of September 30, 2014, there was no unrecognized compensation expense related to DSUs granted under the Company's DSU Plan.

A summary of DSU activity during the nine months ended September 30, 2014 and 2013:

	For the nine months ended September 30,
	2014	2013
Number of DSUs, beginning of period	1,381,593	388,059
Grants	738,074	633,487
Exercises	(384,113)	—
Number of DSUs, end of period	1,735,554	1,021,546
Share appreciation rights ("SARs")
As of September 30, 2014, there was approximately $0.8 million of total unrecognized compensation cost related to unvested SARs. For the three and nine months ended September 30, 2014, the Company recognized $0.1 million and nil recovery, respectively, related to these cash settled awards (three and nine months ended September 30, 2013 - nil and $0.2 million recovery).
A summary of the SARs activity during the nine months ended September 30, 2014 and 2013:

	For the nine months ended September 30,
	2014	2013
Number of SARs, beginning of period ('000)	3,027	1,079
Grants	460	2,090
Forfeited	(217)	(142)
Number of SARs, end of period ('000)	3,270	3,027
Performance share units
On January 1, 2014, the Company adopted a Performance Share Unit (“PSU”) Plan.  Each PSU represents one notional common share that is redeemed for cash based on the value of a common share at the end of the three year performance period, to the extent performance and vesting criteria have been met.  The PSUs vest at the end of a three year performance period based on the Company’s total shareholder return relative to a performance peer group of gold companies as listed in the PSU Plan. The cash award is determined by multiplying the number of units by the performance adjustment factor, which range from 0% to 200%. The performance adjustment factor is determined by comparing the Company's share price performance to the share price performance of a peer group of companies. As the Company is required to settle this award in cash, it will record an accrued liability and a corresponding compensation expense. For the three and nine months ended September 30, 2014, the Company recorded $0.1 million and nil of compensation expense recovery, respectively.
A summary of the PSU activity during the nine months ended September 30, 2014:

For the nine months ended September 30,
2014
Number of PSUs, beginning of period ('000)	—
Grants	2,648
Forfeited	(302)
Number of PSUs, end of period ('000)	2,346

13. EARNINGS/(LOSS) PER COMMON SHARE
The following table provides reconciliation between basic and diluted earnings per common share:

	For the three months ended September 30,		For the nine months ended September 30,
	2014	2013	2014	2013
Net income/(loss) attributable to Golden Star shareholders	$2,593	$3,507	$(24,924)	$(117,316)

Weighted average number of basic and diluted shares (millions)	259.4	259.1	259.3	259.1
Dilutive securities:
Deferred stock units	1.8	1.0	—	—
Weighted average number of diluted shares (millions)	261.2	260.1	259.3	259.1

Net income/(loss) per share attributable to Golden Star shareholders:
Basic	$0.01	$0.01	$(0.10)	$(0.45)
Diluted	$0.01	$0.01	$(0.10)	$(0.45)
14. COST OF SALES EXCLUDING DEPRECIATION AND AMORTIZATION
Cost of sales excluding depreciation and amortization include the following components:

	For the three months ended September 30,		For the nine months ended September 30,
	2014	2013	2014	2013
Mine operating expenses	$69,707	$82,535	$226,610	$254,157
Operating costs (to)/from metal inventory	(2,824)	2,845	(5,235)	15,826
Royalties	3,891	5,914	12,127	18,608
	$70,774	$91,294	$233,502	$288,591
15. FINANCE EXPENSE, NET
Finance income and expense include the following components:

	For the three months ended September 30,		For the nine months ended September 30,
	2014	2013	2014	2013
Interest income	$(7)	$(7)	$(19)	$(26)
Interest expense	2,114	1,176	6,330	3,856
Net foreign exchange (gain)/loss	(328)	1,831	(2,092)	2,729
Accretion of rehabilitation provision	436	148	1,309	444
	$2,215	$3,148	$5,528	$7,003

16. RELATED PARTY TRANSACTIONS
There were no material related party transactions for the three and nine months ended September 30, 2014 and 2013 other than the items disclosed below.
Key management personnel
Key management personnel is defined as members of the Board of Directors and certain senior officers. Compensation of key management personnel are as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2014	2013	2014	2013
Salaries, wages, and other benefits	$534	$489	$1,729	$1,536
Bonus and severances	—	430	868	2,125
Share-based compensation	199	276	950	1,405
	$733	$1,195	$3,547	$5,066
17. OPERATIONS BY SEGMENT AND GEOGRAPHIC AREA
The Company has reportable segments as identified by the individual mining operations. Segments are operations reviewed by the executive management. Each segment is identified based on quantitative and qualitative factors.

For the three months ended September 30,	Wassa	Bogoso	Other	Corporate	Total
2014
Revenue	$28,936	$48,822	$—	$—	$77,758
Mine operating expenses	24,672	45,035	—	—	69,707
Operating costs from/(to) metal inventory	157	(2,981)	—	—	(2,824)
Royalties	1,449	2,442	—	—	3,891
Cost of sales excluding depreciation and amortization	26,278	44,496	—	—	70,774
Depreciation and amortization	3,015	3,256	—	—	6,271
Mine operating (loss)/margin	(357)	1,070	—	—	713
Net loss attributable to non-controlling interest	(662)	(766)	—	—	(1,428)
Net (loss)/income attributable to Golden Star	$(3,108)	$3,404	$(32)	$2,329	$2,593

Capital expenditures	$3,751	$2,201	$—	$—	$5,952

2013
Revenue	$59,465	$58,694	$—	$—	$118,159
Mine operating expenses	35,657	46,878	—	—	82,535
Operating costs from metal inventory	444	2,401	—	—	2,845
Royalties	2,977	2,937	—	—	5,914
Cost of sales excluding depreciation and amortization	39,078	52,216	—	—	91,294
Depreciation and amortization	5,949	3,870	—	—	9,819
Mine operating margin	14,438	2,608	—	—	17,046
Income tax expense	4,631	—	—	—	4,631
Net income/(loss) attributable to non-controlling interest	2,062	(1,029)	—	—	1,033
Net income/(loss) attributable to Golden Star	$6,621	$1,872	$(159)	$(4,827)	$3,507

Capital expenditures	$6,339	$17,112	$—	$—	$23,451

For the nine months ended September 30,	Wassa	Bogoso	Other	Corporate	Total
2014
Revenue	$111,755	$130,574	$—	$—	$242,329
Mine operating expenses	88,108	138,502	—	—	226,610
Operating costs to metal inventory	(1,219)	(4,016)	—	—	(5,235)
Royalties	5,594	6,533	—	—	12,127
Cost of sales excluding depreciation and amortization	92,483	141,019	—	—	233,502
Depreciation and amortization	10,180	7,889	—	—	18,069
Mine operating margin/(loss)	9,092	(18,334)	—	—	(9,242)
Net loss attributable to non-controlling interest	(767)	(4,205)	—	—	(4,972)
Net loss attributable to Golden Star	$(519)	$(8,073)	$(275)	$(16,057)	$(24,924)

Capital expenditures	$10,465	$13,971	$—	$—	$24,436

2013
Revenue	$206,542	$165,220	$—	$—	$371,762
Mine operating expenses	106,316	147,841	—	—	254,157
Operating costs from metal inventory	4,509	11,317	—	—	15,826
Royalties	10,342	8,266	—	—	18,608
Cost of sales excluding depreciation and amortization	121,167	167,424	—	—	288,591
Depreciation and amortization	35,441	14,852	—	—	50,293
Mine operating margin/(loss)	49,934	(17,056)	—	—	32,878
Impairment charges	106,916	86,057	—	2,947	195,920
Income tax recovery	(10,813)	—	—	—	(10,813)
Net loss attributable to non-controlling interest	(2,466)	(13,427)	—	—	(15,893)
Net (loss)/income attributable to Golden Star	$(46,527)	$(100,464)	$(1,815)	$31,490	$(117,316)

Capital expenditures	$24,936	$55,200	$218	$—	$80,354

	Wassa	Bogoso	Other	Corporate	Total
September 30, 2014
Total assets	$123,870	$167,249	$668	$13,922	$305,709

December 31, 2013
Total assets	$138,653	$155,709	$753	$30,628	$325,743
18. SUPPLEMENTAL CASH FLOW INFORMATION
During the nine months ended September 30, 2014, $7.3 million was paid for income taxes (nine months ended September 30, 2013 - $13.1 million). The Company paid $4.9 million for interest during the nine months ended September 30, 2014 (nine months ended September 30, 2013 - $4.0 million).

Changes in working capital for the three and nine months ended September 30, 2014 and 2013 are as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2014	2013	2014	2013
(Increase)/decrease in accounts receivable	$(1,605)	$6,396	$(4,169)	$5,718
(Increase)/decrease in inventories	(1,977)	3,905	(1,055)	12,535
(Increase)/decrease in prepaids and other	(938)	(495)	1,775	1,356
Increase/(decrease) in accounts payable and accrued liabilities	3,319	(2,433)	17,390	5,347
(Decrease)/increase in current tax liability	(1,082)	(43)	(7,252)	9,229
Total changes in working capital	$(2,283)	$7,330	$6,689	$34,185
19. IMPAIRMENT CHARGES
The following table shows the breakdown of the impairment charges for the three and nine months ended September 30, 2014 and 2013:

	For the three months ended September 30,		For the nine months ended September 30,
	2014	2013	2014	2013
Bogoso	$—	$—	$—	$86,056
Wassa	—	—	—	106,917
Property plant and equipment, mining properties and intangible assets	—	—	—	192,973
Available for sale investments	—	—	—	2,947
	$—	$—	$—	$195,920
At June 30, 2013, the Company recorded impairment charges of $169.6 million, net of tax ($193.0 million before tax), for non-current assets. This charge to income was based on the impairment assessment performed by the Company on June 30, 2013, on its CGUs which concluded that that the carrying values of both of the Company’s CGUs exceeded their respective fair-market value less estimated costs to sell. At Bogoso, the Company suspended mining at Pampe and compared the carrying value of Bogoso against the discounted cash flows based on the life of mine plan and assessed that a $86.1 million impairment charge was needed. At Wassa, the Company determined a $106.9 million impairment charge was needed as the discounted cash flows of the re-optimized mine plan were below the carrying value of the mine.